COMMENTS RECEIVED ON JUNE 19, 2012

FROM EDWARD BARTZ

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund
Fidelity Municipal Cash Central Fund
Fidelity Securities Lending Cash Central Fund
Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 30

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

(Example from Fidelity Cash Central Fund)

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open. Even if the NYSE is closed, the fund will be open for business on those days on which the Federal Reserve Bank of New York (New York Fed) is open, the primary trading markets for the fund's portfolio instruments are open, and the fund's management believes there is an adequate market to meet purchase and redemption requests.

Fidelity normally calculates Fidelity Cash Central Fund's NAV each business day as of 5:00 p.m. Eastern time.

The fund has no minimum investment requirement."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

2. Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statements)

C: The Staff notes that there is no disclosure regarding securities lending and questions the significance of the fund's name and whether the fund is in compliance of Section 35(d) of the Investment Company Act of 1940.

R: The fund's name does not suggest that it focuses its investments in a particular type of investment. Instead, "Securities Lending Cash Central" reflects that the fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in connection with securities lending transactions. We believe the fund's name has neither the tendency nor the capacity to deceive or mislead investors. As disclosed, the fund is only available to other funds and accounts managed by FMR or an affiliate. The managers of these Fidelity funds and accounts to which the fund is made available use the fund for its intended purpose.

Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 30

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3. Fidelity Cash Central Fund and Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Risks"

"FIMM will invest more than 25% of the fund's total assets in the financial services industries."

C: The Staff requests that we add a concentration risk for financial services.

R: We will add "Financial Services Exposure" risk in the fund's upcoming registration statement update.

4. All funds

"Trustees and Officers" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 30

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5. All funds

"Trustees and Officers" (Part B of the Registration Statements)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

6. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.